15026061

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED APR 01 2015 REGISTRATIONS BRANCH 17

SEC FILE NUMBER
8-39788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Burnham Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas, 26th floor
(No. and Street)

New York, (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
W. Nolan Sheehan 212.603.7509
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon M. Burnham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burnham Securities Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

EILEEN CLAUDIO
Notary Public, State of New York
No. 01CL6317047
Qualified in Kings County
Term Expires December 22, 2018

This report ** contains (check applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

BURNHAM SECURITIES INC.

December 31, 2014

BURNHAM SECURITIES INC.
TABLE OF CONTENTS

Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Burnham Securities Inc.

We have audited the accompanying statement of financial condition of Burnham Securities, Inc. (a New York corporation) (the "Company") as of December 31, 2014, and the related notes to the financial statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Burnham Securities, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
March 27, 2015

BURNHAM SECURITIES INC.
Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$ 346,745
Due from broker	299,639
Commissions and fees receivable	67,347
Distribution fees receivable	91,742
Securities owned, at market value	1,350
Receivable from affiliate	18,890
Prepaid expenses and other assets	207,713
Total assets	$ 1,033,426

LIABILITIES, SUBORDINATED LIABILITY AND STOCKHOLDER'S EQUITY

LIABILITIES	
Commissions payable	$ 144,045
Distribution fees payable	216,616
Accounts payable and accrued expenses	131,055
	491,716
Subordinated liability	300,000
Total liabilities	791,716
STOCKHOLDER'S EQUITY	
Common stock, par value $0.01; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	10,047,095
Accumulated deficit	(9,805,395)
Total stockholder's equity	241,710
Total liabilities and stockholder's equity	$ 1,033,426

The accompanying notes are an integral part of this statement.

1. NATURE OF BUSINESS

Burnham Securities Inc. (the "Company"), a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). All transactions on behalf of customers are cleared on a fully disclosed basis with its clearing broker, JPMorgan Clearing Corp. The Company's customers are located in various regions throughout the United States. The Company is wholly owned by Burnham Financial Group Inc. (the "Parent"). The Parent is a holding company that owns an affiliated investment advisor, Burnham Asset Management Corporation ("BAM").

The Parent of the Company executed an agreement with a potential investor group dated February 26, 2013. This agreement was subsequently amended on May 6, 2014, July 23, 2014, October 31, 2014. A final agreement was executed with the investor group on December 31, 2014. The parent has collectively received $5,250,000 in cash during 2013 through 2014 in the form of a series of convertible notes. Significant changes in the Parent ownership are subject to certain regulatory approvals.

The Company has reported a significant net loss. During the year, management made certain steps to reduce operating costs and is actively working on opportunities to increase revenues in 2015. The Parent's principal investors have also committed to provide financial support to the Company and its affiliate, if needed.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition

Commissions, syndicate fees, concessions and distribution fees and related expenses are recorded on a trade date basis.

Investment banking and related expenses are recognized when the transaction is completed and income is reasonably determinable and realization is reasonably assured.

Interest income is recognized on the accrual basis.

Cash

Cash represents the balances that the Company has with one large U.S. bank. At times, cash balances may exceed federally insured amounts.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Realized gains are determined using the specific identification method. Commission income and expenses from customer transactions are recorded on a trade-date basis. Unrealized gains and losses are reflected in income for securities owned and securities sold but not yet purchased. Securities owned and securities sold but not yet purchased are stated at quoted market values with the unrealized gains or losses

reflected in income. Investments which are listed on a national securities exchange or the NASDAQ national market are valued at their last sales price. Investments which are not listed are valued at their last closing "bid" price if held "long" by the Company and last closing "asked" price if sold "short" by the Company. Investments not listed on an exchange or for which market quotations cannot be obtained are presented at estimated fair value as determined by management of the Company. Restricted securities are valued at market less an adjustment to reflect a discount for the restricted holding period. Subsequent market fluctuations may require purchasing securities sold, but not yet purchased, at prices which may differ from the values reflected on the statement of financial condition. Interest income and expense are recorded on an accrual basis. Dividend income is recognized on the ex-dividend date.

The Company adopted the guidance issued by the Financial Accounting Standards Board (the "FASB") to establish accounting and reporting standards related to fair value measurement effective January 1, 2008. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under the guidance are described as follows:

Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. government and agency securities, and certain other sovereign government obligations).

Level 2 - Financial assets and liabilities whose values are based on the following:

- Quoted prices for similar assets or liabilities in active markets (for example, restricted stock).
- Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently).
- Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps).
- Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (for example, certain mortgage loans).

Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, certain commercial mortgage whole loans and long-dated or complex derivatives, including certain foreign exchange options and long-dated options on gas and power).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.

3. TRANSACTIONS WITH BROKERS AND DEALERS

The clearing, settlement and custody for the Company's customers and proprietary security transactions are performed by its clearing brokers pursuant to clearing agreements.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from customer accounts introduced by the Company. Loss reserves are estimated for any uncollateralized customer obligations doubtful of collection. As of December 31, 2014 no loss reserve was required.

It is the policy of the Company to monitor the credit standing of the clearing brokers with whom it conducts its business.

In August 2013 the Company signed a second clearing agreement with another broker-dealer. This agreement took effect in November 2013. However, no clearing activity has occurred at the second broker-dealer. The Company is obligated to pay a monthly minimum charge of $25,000. One of the lenders, who has become a shareholder in May 2014 agreed to assume the monthly obligation for the above mentioned clearing agreement. Accordingly, the Company was released of its obligation to pay the clearing firm for the year ended December 31, 2014, effective March 1, 2014.

In September 2014 the Company signed a third clearing agreement with another broker-dealer. The clearing agreement is specifically for a newly hired options trader and required a $10,000 deposit.

4. SECURITIES OWNED, AT FAIR VALUE

As required by the accounting standards, investments are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which the Company's investments have been classified, the Company has assessed factors including, but not limited to, price transparency, subscription activity, redemption activity and the existence or absence of certain restrictions. The table below sets forth information about the level within the fair values hierarchy at which the Company's investments are measured at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Common stock, at fair value	$ -	$ 1,350	$ -	$ 1,350

5. PROPERTY AND EQUIPMENT

Property and equipment included in other assets, net on the statement of financial condition consist of the following:

Office equipment	$	134,790
Furniture and fixtures		84,320
Leasehold improvements		8,348
Less accumulated depreciation and amortization		(147,639)
	$	79,819

6. INCOME TAXES

The Company elected to qualify as an S corporation under the Internal Revenue Code, and is included in the Parent's combined tax return, which also includes BAM. The shareholders of the Parent are responsible for their proportionate share of federal income taxes. Therefore, no provision for federal income taxes has been provided in these financial statements for the applicable period. For accounting purposes, the Company is allocated state and local taxes pro rata based upon its contribution of taxable income to the combined group. Under an informal tax sharing arrangement, no tax benefit is allocated to group members with cumulative net operating losses.

As a result of shareholder changes at the Parent in May 2014, the Company will no longer qualify as an S corporation along with the Parent and will be subject to regular corporate income taxes for federal and state and local purposes beginning with the date of the shareholder change. The Company has incurred a federal net operating loss of approximately $(1,300,525) for the period of May to December 31, 2014. The net operating loss is available to offset future corporate taxable income, if and when it arises and will begin to expire in the year 2034. The net operating loss is primarily responsible for the Company's net deferred tax asset which has been fully offset with a valuation allowance as management believes that it is not more likely than not that the deferred tax asset will be realized.

The Company adopted the provisions of the FASB guidance on accounting for uncertainty in income taxes on January 1, 2009. As required by the uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. As of December 31, 2014, the Company had not established a liability for uncertain tax positions as no such positions existed. In general, the Company's tax returns are no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2011.

7. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change

from day to day, but at December 31, 2014, the Company had net capital of $234,591, which exceeded its requirement of $100,000 by $134,591.

8. RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, the Company and BAM share certain expenses primarily for shared office space and employees. The Company recorded total rent and occupancy costs and employee compensation and benefits of $977,375 and $1,492,250 respectively, which included its share of the rent and shared employee expenses. Included in rent and occupancy costs is $894,880 allocated from BAM.

In connection with the Parent Company's executed agreement with an investor group mentioned in Note 1 certain board members in 2014 were paid consulting fees listed in professional fees totaling $55,000. As of December 31, 2014 $60,000 is payable and included in accounts payable and accrued expenses in the statement of financial condition.

The Company has an equity subordinated loan outstanding from BAM in the amount of $300,000. The loan has a maturity date of March 15, 2016, and an interest rate of 3.25% per annum. The subordinated loan is automatically extended for an additional year, unless notification not to extend is made by the Company. The Company recorded interest expense of $9,750 on this loan. In accordance with accounting guidelines related to disclosure about fair value of financial instruments, management believes it is not practical to estimate fair value without excessive cost for the subordinated borrowing as there is limited observable market data available to reasonable estimate fair value for a loan of this nature.

The equity subordinated loan agreement is approved by FINRA and is thus available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The Company received $40,925 in commissions for trade executions from Burnham Investors Trust (the "Trust"). As distributor of the Trust, the Company received $37,570 in sales loads and $975,630 in distribution fees. In connection with distribution of the Trust, the Company pays networking fees and account level charges to various dealers of the trust. Asset based fees in connection with distribution of the Trust are an obligation of BAM. Distribution fees receivable were $91,742 at December 31, 2014.

The Company received $85,287 from BAM for its share of clearing charges related to transactions in managed accounts.

The Parent authorized and contributed capital of $2,002,000 during the year.

9. COMMITMENTS AND CONTGENCIES

The lease agreement for the office space is named under BAM and expires in April 2015. The rent allocation associated with the lease is based upon the expense sharing agreement between the Company and BAM mentioned in Note 8.

The Company leases office space under a non-cancelable operating lease effective January 1, 2014 through December 31, 2015, for a branch office. Future minimum lease payments under the non-cancelable operating leases are as follows at December 31, 2014.

Year Ending December 31,	Amount
2015	$ 78,564

A former employee has filed a FINRA Statement of Claim alleging the Company owes unpaid compensation. The dispute will be handled in the FINRA arbitration forum. The Company has engaged outside counsel and based upon discussions with counsel believe a material loss is highly unlikely.

10. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred since December 31, 2014 through the date the financial statements were issued and noted the following:

The Parent authorized and contributed capital of $125,000 in February 2015.